Earnings Release for 1Q’05 Performance Results

1. Time: May 11, 2005 (from 16:00 by Korean Time)
2. Venue : Conference room at hanarotelecom’s head office (13th flo.)
3. Participants : Institutional investors and analysts in and out of Korea
4. Purpose : Earnings release for 1Q’05 performance results and Q&A
5. Method of the conference : Conference call

6.	Others : Consecutive interpretation (Korean-English) would be serviced during the conference call